Suite 400 – 570 Granville Street

Vancouver, BC

V6C 3P1  CANADA

Telephone:  (604) 689-1022

Facsimile:  (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of:     Konrad Malik

Direct Telephone:

(604) 648-1671

Email:

kmalik@wlmlaw.ca

Our File No:

1024-1

July 21, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC

20549

Attention:

Jessica Plowgian

Attorney-Adviser

Dear Sirs:

Re:

Potash America, Inc. (the “Company”)

Form 8-K

Filed on June 17, 2011

File No.  333-150775

Further to our correspondence of July 11, 2011 with respect to the above noted matter, we provide copies of the following documents as requested, attached at the end of this letter:

1.     Consulting Agreement dated May 31, 2011 between the Company and Marc Rousse, as set out in item 3 of our

July 11, 2011 correspondence;

2.     Advisory Board Agreement dated May 27, 2011 between the Company and Jeff Adams, as set out in item 4 of our July 11, 2011 correspondence.

We trust the foregoing is satisfactory and look forward to hearing from you in this regard.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:

/s/ Konrad Malik

Konrad Malik

KM/bc

Enclosures

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

CONSULTING AGREEMENT

THIS AGREEMENT (this "Agreement"), dated as of this _31st_ day of

May, 2011 and effective as of the Effective Date (as defined herein), is made and entered into by and between Potash America, Inc.

(hereinafter "the Company") and Marc Rousse (hereinafter the

"Consultant").

WHEREAS, the Consultant and the Company desire to memorialize the terms and conditions of the consultant's relationship with the Company in a written binding contract.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

1.  Term; Effective Date

The term of this Agreement shall commence as of May __, 2011,

"Effective Date") and shall continue until this Agreement is terminated by either party with 30 days notice.

2.  Direct Responsibilities

It shall be the direct responsibility of the Contractor to act as project manager in the acquisition by Potash America, Inc. of its’

Newfoundland Property. Contractor is to conduct the activities of the Company to maintain compliance with all relevant jurisdictions regarding property maintenance, payments of fees, dues, licenses etc. to ensure the Company continues to maintain 100% ownership in such Claims. Contractor shall employ at the Company’s expense such experts as needed to perform his duties.

Contractor shall seek approval of the Company for all such expenses prior to such expenditures.

3.  Compensation

As compensation for services rendered by the Contractor during his tenure under this Agreement, the Company shall, commencing with the

Effective Date, assign Contractor 50,000 restricted shares of the Company and

50,000 options to purchase shares at $1.00 for a period of Five (5) years beginning one year from the date of this agreement.

4.  Expenses

The Company shall reimburse the Contractor for all reasonable and necessary business expenses incurred by him in the performance of his duties hereunder, in accordance with its policies.

5.  Compliance with Other Agreements

The Contractor represents and warrants that his performance

hereunder shall not conflict with any other agreements to which he is a party.

The Contractor agrees not to enter into any agreement, either written or oral, which may conflict with this Agreement, and he authorizes the Company to make known the terms of this Agreement to any person or entity.

6.

Confidential Information

The Contractor agrees to maintain all confidentiality with respect to any and all work product derived from the Contractor’s activities on behalf of the Company.

7.  Non-Waiver

It is understood and agreed that one party's failure at any time to require the performance by the other party of any of the terms, provisions,

covenants or conditions hereof shall in no way affect the first party's right thereafter to enforce the same, nor shall the waiver by either party of the breach of any term, provision, covenant or condition hereof be taken or held to be a waiver of any succeeding breach.

8.  Severability

In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed, or if any such provision is held invalid or unenforceable by a court of competent jurisdiction or any arbitrator, such provision shall be deleted from this

Agreement and this Agreement shall be construed to give full effect to the remaining provisions thereof.

9.  Governing Law

This Agreement shall be interpreted, construed and governed

according to the laws of the State of Nevada, without regard to the principle of conflicts of laws thereof.

10.  Headings and Captions

The paragraph headings and captions contained in this Agreement are for convenience only and shall not be construed to define, limit or affect the scope or meaning of the provisions hereof.

11.  Survival

The provisions of the Stock Option Agreement (and any agreements incorporated therein by reference) shall survive the termination and/or expiration of this Agreement.

12.  Entire Agreement

This Agreement, contains and represents the entire agreement of the parties and supersedes all prior agreements, representations or understandings, oral or written, express or implied with respect to the subject matter hereof.  This Agreement may not be modified or amended in any way unless in writing signed by both the Contractor and the Company.

13.  Assignability

Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other.

Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, successors and assigns.

14.  Notices

All notices required or permitted hereunder shall be in writing and shall be deemed properly given if delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, or sent by courier or similar form of telecommunication, and shall be deemed to have been given when received.  Any such notice or communication shall be addressed to the Company at 200 South Virginia Street, Reno, Nevada 89501,

and the Contractor at 32 de Gaspe Street,Coteau-Du-Lac, Canada, J0P 1B0 or

such other address as the parties shall have furnished to one another in writing.

15.  Counterparts

This Agreement may be executed in two or more counterparts all of which shall have the same force and effect as if all parties hereto had executed a single copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this

Agreement, to be effective as of the Effective Date.

POTASH AMERICA, INC.

/s/ Marc Rousse

By:/s/ Barry Wattenberg

----------------------------

-----------------------------

Marc Rousse (Contractor)

Name:

Barry Wattenberg

Title:

President, CEO

ADVISORY BOARD ASSOCIATION AGREEMENT

THIS AGREEMENT (this "Agreement"), dated as of the 27th_ day  of

May, 2011 and effective as of the Effective Date (as defined herein), is made and entered into by and between Potash America, Inc.

(hereinafter "the Company") and Jeff Adams (hereinafter the

"Advisor").

WHEREAS, the Company desires to appoint the Advisor as a Advisor on the Company’s Advisory Board; and

WHEREAS, the Advisor and the Company desire to memorialize the terms and conditions of the Advisor's relationship with the Company in a written binding contract.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

1.  Appointment

The Company hereby agrees to appoint the Advisor to the Company’s

Advisory Board upon the terms and conditions stated herein, to perform and discharge such services and duties as are reasonably required of a member of the Advisory Board.  The Director agrees to accept such appointment on the

Company’s Advisory Board as of the Effective Date on the terms and conditions stated herein, and to devote appropriate efforts, energies and abilities to the Company’s Board on an “as-needed” basis.  Provided, however, that the

Advisor may maintain employment elsewhere and/or may serve as a director of any company that is not directly or indirectly in competition with the

Company, as long as such service as a director does not interfere with his duties and obligations to the Company’s Board.

2.  Term; Effective Date

The term of this Agreement shall commence as of May 27, 2011,

"Effective Date") and shall continue until this Agreement is terminated by either party with 30 days notice.

3.  Compensation

As compensation for services rendered by the Advisor during his tenure under this Agreement, the Company shall, commencing with the

Effective Date, pay 100,000 restricted shares, $1,000 plus expenses for each

Advisory Board Meeting attended. Additionally Advisor will be due 25,000 options to purchase shares at $1.00 for a period of Five (5) years. per quarter for the first year of association.

4.  Benefits

The Company shall not provide the Advisor with any other benefits unless expressly provided in this agreement.

5.  Expenses

The Company shall reimburse the Director for all reasonable and necessary business expenses incurred by him in the performance of his duties when asked by the Company to perform such duties.

6.  Compliance with Other Agreements

The Director represents and warrants that his performance hereunder shall not conflict with any other agreements to which he is a party.

The Director agrees not to enter into any agreement, either written or oral,

which may conflict with this Agreement, and he authorizes the Company to make known the terms of this Agreement to any person or entity.

7.

Confidential Information

The Director agrees to maintain all confidentiality with respect to any and all work product derived from the Director’s activities on behalf of the Company.

8.  Arbitration

See attached provision.

9.  Non-Waiver

It is understood and agreed that one party's failure at any time to require the performance by the other party of any of the terms, provisions,

covenants or conditions hereof shall in no way affect the first party's right thereafter to enforce the same, nor shall the waiver by either party of the breach of any term, provision, covenant or condition hereof be taken or held to be a waiver of any succeeding breach.

10.  Severability

In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed, or if any such provision is held invalid or unenforceable by a court of competent jurisdiction or any arbitrator, such provision shall be deleted from this

Agreement and this Agreement shall be construed to give full effect to the remaining provisions thereof.

11.  Governing Law

This Agreement shall be interpreted, construed and governed

according to the laws of the State of Florida, without regard to the principle of conflicts of laws thereof.

12.  Headings and Captions

The paragraph headings and captions contained in this Agreement are for convenience only and shall not be construed to define, limit or affect the scope or meaning of the provisions hereof.

13.  Survival

The provisions of the Stock Option Agreement (and any agreements incorporated therein by reference) shall survive the termination and/or expiration of this Agreement.

14.  Entire Agreement

This Agreement, contains and represents the entire agreement of the parties and supersedes all prior agreements, representations or understandings, oral or written, express or implied with respect to the subject matter hereof.  This Agreement may not be modified or amended in any way unless in writing signed by both the Director and the Company.

15.  Assignability

Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other.

Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, successors and assigns.

16.  Notices

All notices required or permitted hereunder shall be in writing and shall be deemed properly given if delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, or sent by courier or similar form of telecommunication, and shall be deemed to have been given when received.  Any such notice or communication shall be addressed to the Company at 200 South Virginia Street, Reno, Nevada 89501,

and the Advisor at 2567 Kings Avenue, W. Vancouver, BC, Canada or such other address as the parties shall have furnished to one another in writing.

17.  Counterparts

This Agreement may be executed in two or more counterparts all of which shall have the same force and effect as if all parties hereto had executed a single copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this

Agreement, to be effective as of the Effective Date.

POTASH AMERICA, INC.

/s/ Jeff Adams

By:  /s/ Barry Wattenberg

----------------------------

-----------------------------

Jeff Adams (Advisor)

Name:

Barry Wattenberg

Title:

President, CEO

Section 8 Provision(s): Dispute Resolution

This Agreement will be construed under Florida law. The parties shall endeavor to settle all disputes by amicable negotiations. However, with regard to any controversies, claims and other matters in question arising out of or relating to this Agreement or its breach which are not settled through informal negotiations, said matters shall be resolved by mediation in accordance with Chapter 44, Florida Statutes, or arbitration, as follows:

A.    The parties shall first submit all disputes to mediation. The parties shall, within thirty (30)

days of a demand for mediation, exchange list of three persons who are certified by the

Florida Supreme Court in civil matters, and the parties shall attempt to agree on a mediator. If the parties are unable to agree on a mediator among the persons listed, the mediator with the best settlement statistics (highest percentage of settled cases) during the prior one year period, among the persons whose names are listed, shall be designated to mediate the dispute. The cost of mediation shall be equally divided by the parties and it shall occur in Broward County, Florida. If the parties are unable to settle the dispute through mediation, the matter shall proceed to binding arbitration.

B.    Arbitration shall occur in Broward County, Florida before one  arbiter agreed upon by the parties or, if no agreement is reached, by a Board of three arbiters, each of whom shall be impartial. The arbitration shall proceed in accordance with the rules of the arbiter selected. If the parties are unable to agree on a arbiter, any arbitration shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”)

and the Board shall be selected by the AAA. In determining the appropriate background of the members of the Board, the AAA shall give due consideration to the issues to be resolved, but its decision as to the identity of the Board shall be final.

C.    An arbitration may be commenced by any party to this Agreement by the service of a written request for arbitration upon the other affected parties. Such request shall summarize the controversy or claim to be arbitrated. The party seeking to commence arbitration shall include in its request whether it proposes using one agreed upon arbitrator or a Board of three to be selected by AAA. If the request proposes one arbitrator, the parties shall have thirty (30) days to agree on the arbitrator. If no agreement is reached in that period, the matter shall be referred to AAA.

D.   The initial cost of the arbitration, i.e. filing and administration fees, shall be borne by the party seeking to arbitrate. All attorney’s fees shall be separately borne by the respective parties, but the arbitrator(s) shall have discretion to award attorney’s fees and costs in accordance with Florida law.

E.    The arbitrator(s) may not alter the terms of this Agreement or award any remedy not provided in this Agreement or awardable under Florida law. The award will be based on the greater weight of the evidence and it shall state findings of fact and authority upon which it is based. If the parties use discovery, it will be in accordance with the Florida

Rules of Civil Procedure and the arbitrator(s) will resolve all discovery related disputes.

F.    The parties hereby expressly waive punitive damages and under no circumstances shall an award contain an amount which reflects punitive damages. Judgment on the award maybe entered in any court having jurisdiction thereof, but the venue for any action is in

Broward County, Florida.

G.   Controversies or claims submitted to arbitration under this section shall remain confidential, and to that end it is agreed that neither the facts disclosed in arbitration,

the issues arbitrated nor the views or opinions of any persons concerning them shall be disclosed to third persons at any time, except to the extent  necessary to enforce an award or judgment or as required by law or in response to legal process or in connection with such arbitration.